601 Lexington Avenue New York, New York 10022
Joshua Korff, P.C. To Call Writer Directly: (212) 446-4943 joshua.korff@kirkland.com	(212) 446-4800 www.kirkland.com	Facsimile: (212) 446-4900

July 10, 2013

Via EDGAR and Hand Delivery

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Ladder Capital Finance Holdings LLLP

Ladder Capital Finance Corporation

Amendment No. 1 to Registration Statement on Form S-4

Filed June 6, 2013

File No. 333-188224

Dear Ms. Barberich:

On behalf of Ladder Capital Finance Holdings LLLP, a Delaware limited liability limited partnership (“Holdings”) and Ladder Capital Finance Corporation, a Delaware corporation (together with Holdings, the “Company”), this letter sets forth the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated June 27, 2013, to Marc Fox, Chief Financial Officer of Holdings, with respect to Amendment No. 1 to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Companies’ response to each of the numbered comments immediately below each numbered comment.

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 2 to the Registration Statement (the “Amendment No. 2”), which reflects these revisions and updates and clarifies certain other information.

Chicago    Hong Kong    London    Los Angeles     Munich    Palo Alto    San Francisco    Shanghai    Washington, D.C.

July 10, 2013

Prospectus Summary, page 1

Our Company, page 1

1.	Staff’s Comment: We note the disclosure of your results for the twelve months ended March 31, 2013 on page 1 as well as in the tables on pages 14-16. In light of the fact that you have not included an income statement for that period, there is no comparable period presented, and there is no discussion of the results for this period, it is unclear why you have presented this information. Please remove or advise us of your basis for inclusion.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 14 through 16 of Amendment No. 2 by removing the results for the twelve months ended March 31, 2013.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Income from Sales of Loans, Net, page 72 and 76

2.	Staff’s Comment: We note your response to comment 13 in our letter dated May 28, 2013. We also note that you continue to present “Net result” in your disclosure. It does not appear that you have fully disclosed the reasons why you believe the presentation of this non-GAAP financial measure provides useful information to investors. You also have not properly identified the measure as non-GAAP. Please revise as appropriate. We may have further comment.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 73, 74 and 78 of Amendment No. 2.

3.	Staff’s Comment: Please expand your disclosure to reconcile the amount of “Income from sale of loans, net” presented in the tables on page 72 and 76 to the related line item in your consolidated statements of income on page F-4 and F-44.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 74 and 79 of Amendment No. 2.

4.	Staff’s Comment: We note that the amount of “Net results from derivative transactions” presented in your reconciliation on page 73 is inconsistent with the related line item in your consolidated statements of income on page F-44. Please revise as appropriate.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 74 of Amendment No. 2.

July 10, 2013

Net interest income, page 75

5.	Staff’s Comment: We note your response to comment 12 in our letter dated May 28, 2013 and your revised disclosure. It does not appear that you included hedging interest expense related to your interest rate swaps in your discussion of your total cost to borrow funds. Please revise accordingly. To the extent you present a non-GAAP measure in your discussion, please include all required disclosures pursuant to Item 10(e) of Regulation S-K. Please also clarify in your disclosure why hedging interest expense is not included in your interest expense line item.

Response: In response to the Staff’s comment, the Company would like to confirm that it does not include hedging interest expense in its discussion of total cost to borrow funds and that it has reported all of the derivative results consistent with the GAAP presentation of Net result from derivatives. The Company uses derivative hedges to hedge the interest rate risk of its long term assets and not the risks related to the Company’s liabilities. Such hedges are therefore not related to interest expense and, as a result, the Company does not report any or all of the derivative results within the components of interest expense. As the Company is not presenting a non-GAAP measure in its discussion, it believes that it is not subject to the disclosure requirements of Item 10(e) of Regulation S-K.

Borrowings under various financing arrangements, page 83

6.	Staff’s Comment: For those repurchase agreements that you account for as collateralized financings, please quantify the average quarterly balance for each of the past three years. In addition, quantify the period end balance for each of those quarters and the maximum balance at any month-end. Explain the causes and business reasons for significant variances among these amounts.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 87 of Amendment No. 2.

July 10, 2013

Critical Accounting Policies, page 88

Real Estate Securities, page 89

7.	Staff’s Comment: We note the information relating to fair value measurement that you have provided in response to comment 17 in our letter dated May 28, 2013. Please include this information in your disclosure and expand it further to discuss the extent to which you encounter significant variation in the values obtained from the pricing services and the extent to which you challenge the prices provided.

Response: In response to the Staff’s comment, the related disclosure on pages 92 and 93 has been updated to include the information relating to fair value measurement as previously provided to the Staff. Further, the Company has expanded the disclosure to include a discussion regarding the process by which prices provided by the services are challenged and a description of how it resolved the discrepancies in those rare instances in which its prices varied significantly from those provided by a service.

8.	Staff’s Comment: We note your response to comment 18 in our letter dated May 28, 2013 as it relates to your accounting policy for interest-only securities. Please tell us how you determined that these securities are within the scope of ASC 320. Also, explain your consideration of ASC Topics 325 and 815 as it relates to any prepayment provisions on these securities.

Response: In response to the Staff’s Comment, the Company respectfully advises the Staff that the Company’s previous response contained a typographical error. The Company’s previous response stated that the Company accounts for its investment in interest only securities under ASC 320, however, the response should have stated that the Company accounts for its investment in interest only securities under ASC 325 because the securities do not meet both of the criteria under ASC 325-40-15-3 as the underlying loans can be prepaid in such a manner that the Company may not recover substantially all of its investments. Pursuant to ASC 325-40, the Company prospectively adjusts the yield used to recognize interest income and amortization of any premium or discount for changes in estimated future cash flows since the last evaluation date. Those estimated cash flows include expected principal and interest prepayment speed and default assumptions. Additionally, the Company’s investment in interest only securities are not considered derivatives under the exception in ASC 815-10-15-72 and 73.

July 10, 2013

Revenue Recognition, page 93

9.	Staff’s Comment: We note your response to comment 19 in our letter dated May 28, 2013 and your revised disclosure. Please further expand your disclosure to specifically address the impact of prepayment speeds on your recognition of interest income. Also, we note your disclosure on page 4 that your CMBS portfolio is comprised of 86.5% AAA-rated securities, and 13.5% other investment grade-rated securities. Please clarify if the other investment grade-rated securities have ratings lower than AA and, if so, tell us what accounting guidance you follow for those securities when determining impairment and interest income recognition.

Response: In response to the Staff’s comment, the Company expanded the disclosure on page 97 to specifically address the impact of prepayment speeds on the recognition of interest income and accounting for securities that have ratings lower than AA.

Consolidated Statements of Income, page F-4

10.	Staff’s Comment: We note your response to comment 27 in our letter dated May 28, 2013. Please advise us of the guidance you relied upon for presenting “Net results from derivative transactions” in costs and expenses rather than total net interest income and other income.

Response: In response to the Staff’s comment, the Company acknowledges there is variability in practice and believes that there is no prescriptive guidance regarding the income statement presentation of Net results from derivative transactions. However, since the practice among companies following Guide 9 of Regulation S-X predominantly follows the presentation of net result from derivative transactions as part of other income, the Company has updated its the income statement presentation to follow that convention.

Investment In Equity Method Investee, page F-54

11.	Staff’s Comment: We note your disclosure on page F-54 that you acquired a 100% general partnership interest and a 10% limited partnership interest in Ladder Capital Realty Income Partnership I LP (the “Partnership”), while disclosure on page F-22 indicates that you acquired an aggregate 10% general and limited partnership in the Partnership. Please revise as appropriate to clarify this apparent conflict.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-22 of the registration statement to bring the two statements into conformity.

July 10, 2013

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact me at (212) 446-4943 or my colleague Michael Kim at (212) 446-4746.

Sincerely,

/s/ Joshua N. Korff
Joshua N. Korff, Esq.

cc:	Mr. Marc Fox